Exhibit 99.1

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
                   6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

August 14, 2006

Item 3.	PRESS RELEASE

August 14, 2006 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. today reported financial results for the second quarter ended June 30, 2006. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on June 30, 2006, the exchange rate was CAD$1.00 = U.S. $0.8959.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:                 Curtis Sikorsky
Title:                  Chief Financial Officer
Phone No.:            604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of August, 2006.

CARDIOME PHARMA CORP. Per: “Curtis Sikorsky” Curtis Sikorsky, Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.